April 24, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Biogen Idec Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 3, 2012
File No. 000-19311

Dear Mr. Rosenberg:

This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of April 11, 2012 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K (the “Form 10K”). For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Form 10K have the meanings given in the Form 10K. All references to page numbers and captions correspond to the page numbers and captions in the Form 10K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Discounts and Allowances, page 47

1.	On page 24, you indicate that healthcare reforms, including the 2010 Patient Protection and Affordable Care Act and Budget Control Act of 2011 may adversely affect your future results. Please provide us proposed revised disclosure to be included in future periodic reports that describes and quantifies the impact that the healthcare reform legislation has had on your results of operations for the periods presented and how you expect it will affect your future results of operations.

The reference you have cited from page 24 is disclosure provided in Item 1A: Risk Factors. As noted in that Risk Factor, a number of aspects of the 2010 Patient Protection and Affordable Care Act and the Budget Control Act of 2011 (the “Acts”) create a possible future risk to our business that we believe is important to convey to our financial statements readers. Because the regulations necessary to implement the Acts have not been promulgated yet and the constitutionality of the 2010 Patient Protection and Affordable Care Act is under judicial review, the impact of the Acts is uncertain and cannot be quantified with precision at this time. When these matters are resolved, we will disclose in our future filings, if material, the impact that those items could have or have had on our results of operations.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

Within MD&A, we consider all known trends and uncertainties that have had or that we believe will have a material favorable or unfavorable impact on results of operations. We particularly focus on the year-over-year financial impact of such items.

The currently effective aspects of the Acts have not had a material impact on our results of operations and therefore we determined it was not necessary to specifically discuss the impact in our MD&A. Specifically, the provisions of the Acts that have had the most impact on our business are an increase in the Medicaid rebate percentage, the expanded ability of states to submit rebate claims for patients covered under Managed Medicaid plans, and the implementation of a rebate for Medicare patients who have entered the coverage gap. The impact of these provisions across all three products AVONEX, TYSABRI, and RITUXAN, was 2% and 1% of total revenue for the years ended December 31, 2011 and 2010, respectively.

We will continue to assess the impact of the Acts on our results of operations and will include in our disclosures, if material.

Research and Development, page 49

2.	Please provide us a breakdown of research and development expenditures for 2011 and 2010, consistent with your management of these activities; e.g. a breakdown by project, therapeutic class, development phase or other basis consistent with your management of these clinical development activities.

As noted in the Form 10K, we incurred $1.22 billion and $1.25 billion in research and development (“R&D”) expenses for the years ended December 31, 2011 and 2010, respectively. We believe it is common in our industry to evaluate R&D activities by development phase, which is consistent with the way we manage our portfolio of programs internally. We aggregate programs into late and early stage as noted in the table below:

	For the Twelve Months December 31
(In millions)	2011	2010
Upfront and milestone payments	$45.1	$68.9
Research and discovery	94.7	134.0
Early stage programs	74.5	98.5
Late stage programs	416.8	379.8
Marketed products	121.4	109.0
General research and development costs	467.1	458.4

	$1,219.6	$1,248.6

We plan to include this R&D expense table, together with the following discussion, in our Form 10Q for the quarter ended March 31, 2012:

“Research and Discovery represents costs incurred to support our discovery research and translational science efforts to the initiation of Phase 1 development. Early stage programs are programs in Phase 1 or Phase 2 development activities. Late Stage programs are programs in Phase 3 development or in registration stage. Research and development expense incurred in support of our marketed products includes costs associated with product lifecycle management activities and, if applicable, costs associated with the development of new indications for existing products. General research and development costs consist of indirect costs incurred in support of overall research and development activities and non-specific programs.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

The general research and development costs category includes activities that benefit multiple programs, such as management of functional areas and external vendors (contract research organizations) that coordinate clinical trials related to multiple programs, cross-program compliance activities, translational medicine supporting drug development efforts and overhead costs, such as depreciation and amortization on R&D equipment, and other facility-based expenses.

In fiscal years 2011 and 2010, no individual R&D program represented more than 10% of our total R&D expenses for that year.

Given the nature of these R&D activities, we believe that the above information and discussion coupled with the information already presented in other sections of the Form 10K such as Part 1: Research and Development Programs, Footnote 19, Investments in Variable Interests, and Footnote 20, Collaborations, are an appropriate expansion of our disclosures as we seek to provide meaningful information about our R&D activities to the readers of our financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.	In the penultimate paragraph of your reserves for discount and allowances policy on page F-10 you indicate that you discount foreign receivables you expect to collect in over a year at your estimate of that country’s borrowing rate. Please explain to us why discounting of these receivables is appropriate. In your response, please tell us the original terms of these receivables and any concessions you made, or expect to make, to your customers. Explain to us how the selling price was fixed or determinable and why you believe collectability was reasonably assured at the time revenue was recognized. In addition, please tell us how the claim made by AIFA related to Italian sales of Tysabri as disclosed on page F-68 impacts your fixed or determinable assessment for these sales and clarify whether the asserted reimbursement limit is on a unit or aggregate basis. Please reference for us the authoritative literature you rely upon to support your accounting.

Discounting of Certain Foreign Receivables

As noted in the Form 10K, European Product Revenues for 2011 totaled $1.5 billion, representing 40% of total product revenues to external customers. These revenues give rise to trade receivables which, in most circumstances, are contractually due within 30 to 90 days of delivery of the underlying products. We do not offer any concessions to our customers regarding these payment terms nor have we had any history of granting any such concessions to ensure payment. We have sold AVONEX and TYSABRI in European countries for many years and have an established pattern of receiving full payment for receivables, even though in recent years the payments were beyond our contractual terms. However, as a result of the European sovereign debt crisis, credit restrictions, and recent fiscal austerity measures, the collections of receivables in Southern Europe have further slowed and a significant portion of those receivables were being paid in more than one year ($126.5 million was expected to be collected beyond one year as of December 31, 2011). The customers related to these receivables are primarily public hospitals and other governmental entities in Italy, Portugal and Spain (the “Customers” and the “Countries”). As noted above, we sell AVONEX and TYSABRI in these Countries. These products are well established products, with established efficacy and safety protocols. The fact that the payments for these products are extending beyond one year is unrelated to the nature of the product, the expectations of the products performance by these Countries, or desire of the Countries to use these products on a test basis.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

As a result of the history of collections exceeding the normal payment terms, we believe that, pursuant to FASB Accounting Standard Codification (ASC) 835-30, Imputation of Interest, discounting our receivables in these Countries is appropriate. Our recent collection experiences with these Customers have shown that payments have not been received within one year and in 2011 we anticipated that our recent collection experiences would continue. This has proven to be the case, as collections from these Countries continue to be delayed beyond the standard payment terms, as it appears that allowing debts to age beyond one year has become customary for these Customers. Therefore, discounting has continued for Customers where we anticipate, based on our recent collections experience, that payment will be received beyond one year. We believe that our collections history and evaluation of current economic trends provide us the ability to reasonably estimate the collection period for these Customers. ASC 835-30-25-12 provides the guidance to determine what rate to use to discount indicating “the rate used for valuation purposes shall be the rate at which the debtor can obtain financing of a similar nature from other sources at the date of the transaction.” As the vast majority of the receivables in these countries are public hospitals and other governmental entities, and thus represent debts of the Countries themselves, we have determined that using the incremental borrowing rate of the countries for the period of time we expect it will take to receive collection is the most appropriate rate to discount the receivables. We rely on market observable inputs to obtain these discount rates, which are readily available from third-party sources.

While our collections from Countries have slowed as noted above, we continue to conduct business with Customers in a manner consistent with all of the terms and conditions of business prior to the debt crisis. We do not offer concessions to any of our Customers, we maintain and charge fixed prices, and we regularly monitor the payment collection history. Pursuant to EU Directive number 2000/35/EC, we are entitled to charge Customers interest on all over due amounts. Specifically, that Directive provides for a 30-day period in which bills must be paid, after which penalty interest of 7 percentage points above the European Central Bank rate can be charged. Historically, we have recouped an immaterial amount of interest on our outstanding receivables given the legal process to claim interest and on occasion we have waived outstanding interest owed to ensure timely payment. As collectability of this interest is uncertain, we do not record the interest as a receivable or interest income until and unless the amount is received.

With respect to fixed or determinable pricing, while we calculate the net present value of our receivables pursuant to ASC 835, this determination does not alter our selling price which is fixed at time of sale (shipment of product) to Customers. We continue to receive cash collections from these Customers at the invoiced selling price. However, from a net revenue perspective, the amount of revenue we are recognizing is net of a discount for this interest factor. We believe that the net revenue is determinable though our ongoing analysis of historical DSO experience by country coupled with our current view of the expected timing of payment of current receivables, which is based on current information our local management is obtaining from discussions within the Countries. For the year ended December 31, 2011, we recognized a discount of approximately $10.4 million out of a total $136.0 million of revenue recognized for sales in Spain and Portugal. We believe that our analysis provides us a reasonable ability to estimate the time to collect and therefore believe that our net revenue is determinable. Based on these factors, we believe that we have met the requirement of revenue recognition for the price to be fixed or determinable.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

With respect to our collection monitoring and ability to assert that collectability is reasonably assured, throughout 2011 and continuing into the first quarter of 2012, we have implemented procedures to regularly monitor the collectability status of our receivables to ensure full payment. Procedures include direct communication with Customers where we receive acknowledgment as to the amount outstanding and a verbal commitment to pay the full amount due. Our historical collection experiences with these Customers show that we ultimately have collected 100% of our accounts receivable amounts. These Countries may implement price reductions, rebates or other measures to reduce healthcare spending, but none of the Countries have indicated any intent to reduce payments on past receivables and all of them have continued to pay their debts to us although, as previously noted, many payments are being made in excess of one year. Further, we are in constant communication with our local management who has provided current communications from the Countries on expectations for payments. The ultimate Customers are these Countries which are sovereign nations.

This and other data sources form the basis for the preponderance of the evidence gathered at each reporting date which, together with an absence of any bad debt write-offs related to our past receivables, allows us to conclude that collectability is and has been reasonably assured.

AIFA Claim Related to Italian Sales of Tysabri

As noted on page F-68 of the Form 10K, in the fourth quarter of 2011 we received a correspondence from the Italian National Medicines Agency (AIFA) noting that in their determination we had exceeded by Euro 30.7 million a reimbursement limit on sales of TYSABRI for the period of February 2009 to February 2011, pursuant to a Price Determination Resolution (the “Agreement”) granted in 2006. The reimbursement limit is on an aggregate dollar basis only.

The Agreement, which set a fixed price for sales of TYSABRI in Italy, had an initial term of two years, and pursuant to a government decree, automatically renewed for an additional 2 years. The terms of the Agreement expressly provide that the reimbursement limit applied to the “first 24 months.” Commercial sales of TYSABRI in Italy began in February 2007 and, consequently, in our opinion, the reimbursement limit expired in January 2009. We believe that the language of the Agreement and our understanding with AIFA was clear and that there were no ambiguities in the interpretation of the Agreement. Accordingly, we believed that our revenue was properly recorded, subject to our assessment of the potential to exceed the reimbursement limit during only this initial period of February 2007 to February 2009. Upon renewal of the agreement, we continued to believe that there was a clear understanding with AIFA that there was no reimbursement limit in place and, accordingly, we concluded that the selling price was fixed. There was no communication from AIFA to the contrary until November 2011 when AIFA took the position that the limit was still in effect.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

Upon receiving the correspondence from AIFA, we gave careful consideration to all of the facts to determine how to appropriately assess this new information in light of our prior and current accounting. Based on the fact that the Agreement has a renewal feature and that either party can renegotiate the provisions of the Agreement upon renewal, we concluded that we should assess each of the 24 month periods separately to evaluate the accounting.

Regarding the accounting for the period of February 2009 to February 2011, we believe that all revenues recorded were recognized appropriately and in accordance with ASC 605-10-S99:

1. we had a contract with AIFA and, thus, persuasive evidence of the arrangement existed,

2. the contract stated the price that we could charge for TYSABRI,

3. we delivered the product in accordance with agreed-upon provisions, and

4. we received full payment for all of the shipments.

We do not believe that AIFA’s claim impacts our assessment that the price is fixed or determinable for sales of TYSABRI for the period of February 2009 to February 2011. We regularly notified AIFA about the volume of our sales through a reporting scheme that was agreed upon by all parties pursuant to TYSABRI’s initial approval. Furthermore, for each of the accounting periods prior to the fourth quarter of 2011, we did not have any evidence to suggest that AIFA’s interpretation of the Agreement, which contained a clear and indisputable price, differed from ours and would become the subject of a disagreement. We believe that AIFA has misinterpreted this provision of the contract and believe that we have a reasonable basis for our interpretation. We have filed an appeal in the Italian courts contesting the payment AIFA is seeking for sales above the reimbursement limit. We believe that this matter will be handled by the Italian courts and, consequently, we have concluded that the adjudication of the claim related to the February 2009 to February 2011 period should be accounted for as a contingent liability, pursuant to ASC 450. We have currently assessed that it is neither probable nor remote that we will make any payment related to this claim. Accordingly, we have provided the appropriate disclosures required by ASC 450. We believe that our interpretation under the Agreement was reasonably justified and, accordingly, we have not adjusted previously recognized revenues.

For the period of February 2011 to February 2013, which relates to the current contractual period, we believe the AIFA’s claim provides evidence that there may no longer be a mutual understanding of a fixed or determinable price above the reimbursement limit.

We believe that all revenues recorded between February 2011 through September 30, 2011 were recognized appropriately and in accordance with ASC 605-10-S99 as we had a contract with AIFA, the contract states a price and we had a reasonable basis to conclude there was no reimbursement limit in effect for this period, we delivered the product, and collectability of the receivables is reasonably assured. We believe effective October 1, 2011, the beginning of the first quarter we received the notification of the dispute, that the price of TYSABRI is determinable only to the extent of the AIFA reimbursement limit until the issue is adjudicated. Therefore, until the dispute with AIFA is resolved, for sales recorded during the current contractual period (February 2011 to February 2013), we will only recognize revenue up to AIFA’s spending reimbursement limit of 37.7 million Euros. Through September 30, 2011, we recognized 31.1 million Euros for sales in Italy to public hospitals subject to the AIFA pricing limit. For the period from October 2011 to February 2013, there are 6.6 million Euros remaining before exceeding the reimbursement limit. Based on our sales units expected to be sold in this time period, we determined a new selling price per unit. We are deferring any revenue in excess of this per unit selling price. At December 31, 2011, we deferred 10.7 million Euros ($13.8 million) of revenue recognized on sales of TYSABRI in Italy during the fourth quarter of 2011 and recognized only 1.9 million Euros ($2.5 million). Based on our ability to reasonably estimate the number of units we expect to sell during the remainder of the current contractual period, we believe that the price is determinable and will recognize revenue on this basis. We will continue this accounting through either the remainder of the Agreement or until facts and circumstances change, such as a settlement is reached. The application of this accounting model was disclosed on page 43 of the Form 10K.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

Fair Value Measurements, page F-11

4.	You state on page F-12 that you “typically” utilize third party services to fair value your Level 2 instruments. Please provide us a proposed disclosure to be included in future periodic reports that quantifies the investments that were valued by the third party.

Despite our use of the word “typically” in the above mentioned policy statement, in the years presented in our Form 10K, all of our Level 2 instruments identified as cash equivalents and marketable debt securities in our Footnote 8, Fair Value Measurements, were valued using the services of third party pricing sources.

As noted on page F-11 of the Form 10K in Note 1, Summary of Significant Accounting Policies: Fair Value Measurements, we perform procedures that validate the prices provided by our third party services. Those procedures include reviewing their pricing models and matrices, obtaining market values from other pricing sources, analyzing pricing data in certain instances and confirming that the relevant markets are active. After completing our validation procedures, we did not adjust or override any fair value measurements provided by our pricing services as of December 31, 2011 and 2010, respectively.

We will enhance our future disclosures as follows:

•

We will remove the word “typically” in our policy statement in Footnote 1, Summary of Significant Accounting Policies. This modification will be presented in our Form 10K for the year ending December 31, 2012 when we disclose the details of our accounting policies.

•	We will include the following statement at the end of the Fair Value Measurement Table (Note 7) in our Form 10Q for the quarter ended March 31, 2012:

“The fair value of Level 2 instruments classified as cash equivalents and marketable debt securities were determined using third party pricing services. For a description of our validation procedures that verify the prices provided by third party pricing services, please read Note 1, Summary of Significant Accounting Policies: Fair Value Measurements, to our consolidated financial statements included within our 2011 Form 10K.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 24, 2012

We believe that this statement when presented right below our Fair Value Measurement Table will provide users of our financial statements with the amount of our Level 2 instruments that were valued by a third party. For example, the amount of Level 2 instruments classified as cash equivalents and marketable debt securities as of December 31, 2011 was $2,992.7 million.

As you requested, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing information is helpful. If you need any additional information or have additional comments, do not hesitate to call me at (781) 464-2049.

Very truly yours,

/s/ Paul J. Clancy

Paul J. Clancy

Chief Financial Officer